FORM 11-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


    (Mark One)

      [X]      ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended December 31, 1997

                                      OR

      [  ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

            For the transition period from __________ to __________

                        Commission file number:  0-7574



                     WAUSAU PAPERS OF NEW HAMPSHIRE, INC.
                      HOURLY SAVINGS AND INVESTMENT PLAN
  (Full title of the plan and the address of the plan, if different from the issuer named below)



                       WAUSAU-MOSINEE PAPER CORPORATION
                           1244 KRONENWETTER DRIVE
                            MOSINEE, WI 54455-9099
       (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                                      WAUSAU PAPERS OF NEW HAMPSHIRE, INC.
                                        HOURLY SAVINGS AND INVESTMENT PLAN
                                                        Mosinee, Wisconsin



                                                      FINANCIAL STATEMENTS
                                                AND SUPPLEMENTAL SCHEDULES
                                              Year Ended December 31, 1997

                    WAUSAU PAPERS OF NEW HAMPSHIRE, INC.
                     HOURLY SAVINGS AND INVESTMENT PLAN

               FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                        Years Ended December 31, 1997


                              TABLE OF CONTENTS

                                                                       PAGE

 Independent Auditor's Report                                            4

 Financial Statements:

   Statements of Net Assets Available for Benefits                     5 - 6

   Statement of Changes in Net Assets Available for Benefits           7 - 10

   Notes to Financial Statements                                      11 - 18

 Supplemental Schedules:

   Schedule 1 - Item 27a - Schedule of Assets Held for Investment
                           Purposes                                     20
   Schedule 2 - Item 27d - Schedule of Reportable (5%) Transactions     21

                    INDEPENDENT AUDITOR'S REPORT



 Employee Benefits Committee of the
   Wausau-Mosinee Paper Corporation
 Mosinee, Wisconsin


 We have audited the accompanying statements of net assets available for benefits of the WAUSAU PAPERS OF NEW HAMPSHIRE, INC. HOURLY SAVINGS AND INVESTMENT PLAN (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the WAUSAU PAPERS OF NEW HAMPSHIRE, INC. HOURLY SAVINGS AND INVESTMENT PLAN as of December 31, 1997 and 1996, and changes in net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

 Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions as of and for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1997, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                   WIPFLI ULLRICH BERTELSON LLP
                                   Wipfli Ullrich Bertelson LLP


 June 19, 1998
 Wausau, Wisconsin

                         WAUSAU PAPERS OF NEW HAMPSHIRE, INC.
                          HOURLY SAVINGS AND INVESTMENT PLAN

                    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                  December 31, 1997
                                           WAUSAU-MOSINEE
                    TEMPLETON     FIDELITY   PAPER CORP    NATIONWIDE    NEUBERGER &
                     FOREIGN      MAGELLAN  COMMON STOCK     INDEXED     BERMAN LIM
                     FUND I         FUND        FUND      FIXED OPTION  MAT BOND TRST
 ASSETS:

  Participant contribution
    receivable      $   418       $  1,064   $   449       $    680      $  101
    Investments      63,667        212,303    53,140        466,377       4,294

 Total assets        64,085        213,367    53,589        467,057       4,395
 Net assets
  available
  for benefits      $64,085       $213,367   $53,589       $467,057      $4,395

                               FIDELITY    PHOENIX     NEUBERGER &     DREYFUS     JANUS
                  DREYFUS A    PURITAN    BALANCED      BERMAN        S & P 500   TWENTY
                  BONDS PLUS     FUND       FUND      GUARDIAN TRST  INDEX FUND    FUND
 ASSETS:

   Participant contribution
    receivable      $ 81      $    505    $    44      $  1,495       $   485    $   266
   Investments       286        14,335     17,117       354,705        17,627     53,971

 Total assets        367       147,335     17,161       356,200        18,112     54,237

 Net assets
   available for
   benefits         $367      $147,840    $17,161      $356,200       $18,112    $54,237

                        JANUS      NSAT SMALL  WARBURG-PINCUS
                      WORLDWIDE      COMPANY     EMERGING     PERSONAL       PERSONAL
                         FUND         FUND      GROWTH FUND  PORTFOLIO 1    PORTFOLIO 4
 ASSETS:

   Participant contribution
    receivable          $   281     $   55       $   36       $    63      $   138
   Investments           21,046      1,929        5,592        58,666       11,227

 Total assets            21,327      1,984        5,628        58,729       11,365

 Net assets available
  for benefits          $21,327     $1,984       $5,628       $58,729      $11,365

                               PERSONAL      PERSONAL    PARTICIPANT
                              PORTFOLIO 5   PORTFOLIO 6      LOANS        TOTALS
 ASSETS:

   Participant contribution
    receivable                $   217       $    35       $     -        $    6,413
   Investments                 16,963         3,773        30,244         1,540,262

 Total assets                  17,180         3,808        30,244         1,546,675

 Net assets available
  for benefits                $17,180        $3,808       $30,244        $1,546,675

                               WAUSAU PAPERS OF NEW HAMPSHIRE, INC.
                                HOURLY SAVINGS AND INVESTMENT PLAN

                          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                         December 31, 1996

                                        NEUBERGER     MARSHALL
                            TEMPLETON    & BERMAN     & ILSLEY                   FIDELITY
                             FOREIGN     GUARDIAN     BALANCED       GENERAL     MAGELLAN
                              FUND I       FUND         FUND         ACCOUNT       FUND
 ASSETS:

   Participant contribution  $   113     $    750     $    446      $    529    $    349
 receivable Investments       43,942      336,467      170,415       518,192      33,821

 Total assets                 44,055      337,217      170,861       518,721     134,170

 Net assets available
  for benefits               $44,055     $337,217     $170,861      $518,721    $134,170

                               WAUSAU-MOSINEE
                                 PAPER CORP
                                COMMON STOCK        PARTICIPANT
                                     FUND               LOANS        TOTALS
 ASSETS:

   Participant contribution      $   197            $               $    2,384
 receivable Investments           31,551             31,372          1,265,760

 Total assets                     31,748             31,372          1,268,144

 Net assets available
  for benefits                   $31,748            $31,372         $1,268,144

                                WAUSAU PAPERS OF NEW HAMPSHIRE, INC.
                                 HOURLY SAVINGS AND INVESTMENT PLAN

                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                    Year Ended December 31, 1997

                                                    MARSHALL
                         TEMPLETON    NEUBERGER     & ILSLEY                 FIDELITY
                          FOREIGN     & BERMAN      BALANCED     GENERAL     MAGELLAN
                          FUND I    GUARDIAN FUND     FUND       ACCOUNT       FUND
 ADDITIONS:

   Participant deferral
     contributions        $10,700    $  34,468    $  20,239    $  20,522    $ 26,688
   Participant rollover
     contributions                                   22,114        1,478
   Investment income        2,683       93,042                    30,165      38,629
   Transfers from other
     funds                  6,663                                             13,914

   Total additions         20,046      127,510       42,353       52,165      79,231

 DEDUCTIONS:
   Employee benefits and
     withdrawals                        16,585        4,712       15,185
   Investment loss
   Administrative expenses     16          107           69          351          34
   Transfers to other
     funds                             448,035      208,433      555,350

   Total deductions            16      464,727      213,214      570,886          34

 Net additions
   (deductions)            20,030     (337,217)    (170,861)    (518,721)     79,197

 Net assets available
   for benefits at
   beginning               44,055      337,217      170,861      518,721     134,170

 Net assets available
   for benefits at end    $64,085    $       -    $       -    $       -    $213,367

                      WAUSAU-MOSINEE            NEUBERGER &
                        PAPER CORP  NATIONWIDE  BERMAN LIM             FIDELITY PHOENIX
                       COMMON STOCK  INDEXED     MAT BOND  DREYFUS A   PURITAN  BALANCED
                            FUND   FIXED OPTION    TRST    BONDS PLUS    FUND     FUND
 ADDITIONS:

   Participant deferral
     contributions         10,634     4,795        546         364       3,661      208
   Participant rollover
     contributions          1,544                                        1,873    1,872
   Investment income        2,896     5,701         46           3       2,365
   Transfers from other
     funds                  6,815   456,561      3,803                 139,941   15,231

   Total additions         21,889   467,057      4,395         367     147,840   17,311

 DEDUCTIONS:
   Employee benefits and
     withdrawals
   Investment loss                                                                 150
   Administrative
     expenses                  48
   Transfers to other
     funds
   Total deductions            48         -          -           -           -     150
 Net additions
   (deductions)            21,841   467,057      4,395         367     147,840  17,161

 Net assets available
   for benefits at
   beginning               31,748         -          -           -           -       -

 Net assets available
   for benefits at end    $53,589  $467,057     $4,395        $367    $147,840 $17,161

                       NEUBERGER &    DREYFUS    JANUS      JANUS    NSAT SMALL  EMERGING
                          BERMAN     S & P 500   TWENTY    WORLDWIDE  COMPANY     GROWTH
                      GUARDIAN TRST  INDEX FUND   FUND       FUND       FUND       FUND
 ADDITIONS:

   Participant deferral
     contributions        10,737      2,867      1,595      1,964        378       157
   Participant rollover
     contributions
   Investment income                   162
   Transfers from other
     funds               383,294    15,083      54,854     20,325      1,745     5,803

   Total additions       394,031    18,112      56,449     22,289      2,123     5,960

 DEDUCTIONS:
   Employee benefits
     and withdrawals
   Investment loss        37,831                 2,212        962        139       332
   Administrative
     expenses
   Transfers to other
     funds

   Total deductions       37,831         -       2,212        962        139       332

 Net additions
   (deductions)          356,200    18,112      54,237     21,327      1,984     5,628
 Net assets available
   for benefits at
   beginning                   -         -           -          -          -         -

 Net assets available
   for benefits at end  $356,200   $18,112     $54,237    $21,327     $1,984    $5,628

                             PERSONAL     PERSONAL     PERSONAL     PERSONAL   PARTICIPANT
                            PORTFOLIO 1  PORTFOLIO 4  PORTFOLIO 5  PORTFOLIO 6    LOANS      TOTALS
 ADDITIONS:

   Participant
     deferral
     contributions                353        886       1,060          151                    152,973
   Participant rollover
     contributions                                                                             6,767
   Investment income              459                                              2,927     201,192
   Transfers from other
     funds                     57,917     10,622      16,478        3,786         13,914   1,212,835

   Total additions             58,729     11,508      17,538        3,937         79,231   1,573,767

 DEDUCTIONS:
   Employee benefits and
     withdrawals                                                                   3,038      39,520
   Investment  loss                          143         358          129                     42,256
   Administrative expenses                                                                       625
   Transfers to other funds                                                        1,017   1,212,835

   Total deductions                 -        143         358          129          4,055   1,295,236

 Net additions (deductions)    58,729     11,365      17,180        3,808         (1,128)    278,531
 Net assets available for
   benefits at beginning            -          -           -            -         31,372   1,268,144

 Net assets available for
   benefits at end            $58,729    $11,365     $17,180       $3,808        $30,244  $1,546,675

                           WAUSAU PAPERS OF NEW HAMPSHIRE, INC.
                            HOURLY SAVINGS AND INVESTMENT PLAN

                               NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN AND FUNDING POLICY

 The following description of the Wausau Papers of New Hampshire, Inc. Hourly Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

 GENERAL

 The Plan was established on March 31, 1993. It is a defined contribution plan covering all regular full-time hourly employees of Wausau Papers of New Hampshire, Inc. (the "Company") who are members of the collective bargaining units represented by United Paperworkers International Union Local 61 AFL-CIO. An employee becomes eligible to participate in the Plan on the first day of the first month coinciding with or next following the 30th full working day of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

 CONTRIBUTIONS

 Participants are allowed to contribute up to 16 percent of their gross annual compensation, as defined in the Plan document. The Company currently does not match any portion of participant deferral contributions. Contributions are subject to certain limitations.

 The Plan allows participants to roll over distributions from another company's retirement plan. Participants may deposit any portion of a distribution that has not been taxed, provided the deposit is made within 60 days of distribution. These deposits are not subject to the contribution limitations under the Internal Revenue Code (IRC). The Company does not match these contributions.

 VESTING

 Participants are fully vested in their entire account balance which includes salary deferral and rollover contributions plus earning/losses thereon.

 A participant may withdraw any portion of their account balance for any reason after they reach age 59 1/2 or at any age if they demonstrate financial hardship. Financial hardship withdrawals are subject to government regulation and may be subject to a 10 percent penalty.

 INVESTMENT OPTIONS

 The Plan allows participants to select their investment options from one or more of the following choices:

 COMPANY STOCK

 Funds are invested exclusively in the common stock of Wausau-Mosinee Paper Corporation and are not considered to be a diversified investment option. The fund seeks long-term capital growth, with current income and growth of income as secondary objective.

  <bullet> Wausau-Mosinee Paper Corporation Common Stock Fund

 INTERNATIONAL/GLOBAL FUNDS

 Funds are invested primarily in diversified equity securities and debt obligations of companies and governments outside the United States. The funds seek long-term capital appreciation.
  <bullet> Templeton Foreign Fund I
  <bullet> Janus Worldwide Fund

 AGGRESSIVE GROWTH FUNDS

 Funds are invested in diversified equity securities of small-to-medium sized companies in the United States with emerging or renewed growth potential. The funds seek long-term capital appreciation.

  <bullet> Nationwide Separate Account Trust (NSAT) Small Company Fund
  <bullet> Warburg Pincus Emerging Growth Fund

 GROWTH FUNDS

 Funds are invested in diversified equity securities of small, medium, and large companies considered to have better-than-average prospects for appreciation. The funds seek long-term capital appreciation.

  <bullet> Fidelity Magellan Fund
  <bullet> Janus Twenty Fund

 GROWTH AND INCOME FUNDS

 Funds are invested in a portfolio of common stocks, securities convertible to common stocks, and income-producing equity securities. The funds seek long-term total return and potential for capital appreciation with current income provided by dividends as a secondary objective.

  <bullet> Dreyfus S & P 500 Index Fund
  <bullet> Neuberger & Berman Guardian Fund
  <bullet> Neuberger & Berman Guardian Trust

 BALANCED/ASSET ALLOCATION FUNDS

 Funds are invested in common stocks for growth potential, high-quality government and corporate bonds to generate income, and short-term money market instruments to help balance volatility. The funds seek to maximize investment returns consistent with reasonable safety of principal by investing in a mix of asset classes noted above.

  <bullet> Fidelity Puritan Fund
  <bullet> Marshall & Ilsley Balanced Fund
  <bullet> Phoenix Balanced Fund

 INCOME FUNDS

 Funds are invested in a diversified group of high quality debt securities with varying maturities. The funds seek the maximum amount of current income to the extent consistent with the preservation of capital and the maintenance of liquidity.

  <bullet> Dreyfus A Bonds Plus
  <bullet> Neuberger & Berman Limited Maturity Bond Trust

 GUARANTEED RETURN CONTRACT

 Funds are invested primarily in investment grade bonds and mortgage backed securities. The funds guarantee a stated rate of return on a quarterly basis that is indexed to the Treasury Note yield.

  <bullet> General Account
  <bullet> Nationwide Indexed Fixed Option

 LIFESTYLE FUNDS

 Funds are managed by a group of subadvisers who manage a portion of each fund's portfolio. Each of the six lifestyle funds vary from conservative - short-term (Personal Portfolio 1) to aggressive - long-term (Personal Portfolio 6) investment styles.

  <bullet> Personal Portfolios 1 - 6

 Participants may change their investment elections for current account balance and future employee deferrals as often as they would like.

 PARTICIPANT LOANS

 Participants may borrow from their fund accounts. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund. Loan terms range from one to five years or longer if for the purchase of a primary residence. Loans may not exceed the lesser of 50 percent of the participant's account balance or $50,000, and are secured by the balance in the participant's account. The loans bear interest at a rate commensurate with local prevailing rates as determined from time to time by the Company's employee benefits committee. Interest rates on existing loans range from 6.0 percent to 11.0 percent.

 Principal and interest are paid ratably through payroll deductions. Upon termination of employment, outstanding balances become due and payable to the Plan.

 PAYMENT OF BENEFITS

 On termination of service due to death, disability, or retirement, the participant's account is payable to the participant, or a named beneficiary based on the participant's elected payment method. The payment options available are lump-sum, periodic payment, or nontransferable annuity.

 EXPENSES OF THE PLAN

 Administrative expenses charged by Pension Associates of Wausau, Inc., and all other expenses incurred in conjunction with the Plan are paid by the Company. Investment advisory and management fees are offset against earnings. Loan fees are charged directly to the participant's account against the investment option for which the loan was originally charged.

 PLAN TERMINATION

 The Company intends to continue the Plan indefinitely, but reserves the right to terminate the Plan at any time. In the event of termination, the account of each participant is nonforfeitable. The account will be held under the Plan and continue to accrue investment earnings until all benefits have been distributed according to the terms of the Plan.

 NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 BASIS OF ACCOUNTING

 The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with generally accepted accounting principles.

 USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

 The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

 INVESTMENT VALUATION

 The Plan's various mutual fund and company stock investments are carried at current value which represents the quoted market values of the underlying investments on the last business day of the plan year including current income and investment expenses. Investments in the Nationwide Indexed Fixed Option and General Account are stated at contract amount which approximates fair value. Loans are stated at estimated fair value and are deemed collectible. Securities transactions are accounted for on the trade-date basis (the date the order to buy or sell is executed).

 Gains or losses on security transactions are recorded as the difference between proceeds received and the carrying value of the investments. Interest income is recognized on the accrual method, and dividend income is recorded on the ex-dividend date.

 Investment income/loss on the statement of changes in net assets available for benefits includes unrealized appreciation or depreciation, realized gains and losses, interest, and dividends. Specific detail of investment income/loss is not available from the trustee.

 PAYMENT OF BENEFITS

 Benefit payments to participants are recorded upon distribution.

 NOTE 3 - INVESTMENTS

 The following represents a summary of the market value of investments at
 December 31, 1997 and 1996.  Investments that individually represent 5 percent or more of the Plan's net assets available for benefits are separately identified.
                                                         ASSET MARKET VALUE
                                                          1997        1996
 Investments at Fair Value as
 DETERMINED BY QUOTED MARKET PRICE
 Wausau-Mosinee Paper Corporation common stock         $  53,140   $  31,551

 Common/collective trust - Marshall & Ilsley Balanced
                           Fund                                      170,415

 Pooled separate accounts:
   Fidelity Magellan Fund                                212,303     133,821
   Fidelity Puritan Fund                                 147,335           0
   Neuberger & Berman Guardian Trust                     354,705           0
   Other                                                 276,158      43,942

                                                         990,501     177,763
 Registered investment company - Neuberger & Berman
                                 Guardian Fund                       336,467

 INVESTMENTS AT ESTIMATED FAIR VALUE

 Participant loans                                        30,244      31,372

 INVESTMENTS AT CONTRACT VALUE

 Investment contracts between financial institutions:
   Nationwide Indexed Fixed Option                       466,377          0
   General Account                                             0     518,192

                                                         466,377     518,192

      Total investments                               $1,540,262  $1,265,760

 During 1997 and 1996, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:
                                                      NET CHANGE IN FAIR VALUE
                                                           1997       1996
 Investments at Fair Value as
 DETERMINED BY QUOTED MARKET PRICE
 Wausau-Mosinee Paper Corporation common stock          $  2,896   $  (3,811)
 Common/collective trust                                  22,114      13,410
 Pooled separate accounts                                  2,091      18,247
 Registered investment company                            93,042      49,348

                                                         120,143      77,194

 INVESTMENTS AT ESTIMATED FAIR VALUE

 Participant loans                                         2,927       2,483

 INVESTMENTS AT CONTRACT VALUE

 Investment contracts between financial institutions      35,866      31,689

   Net change in fair value                             $158,936   $111,366

                                  -17-

 NOTE 4 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

 The following is a reconciliation of net assets available for benefits at
 December 31, 1997 and 1996 to Form 5500.  Reconciling differences exist since the financial statements are prepared on the accrual basis of accounting and the Form 5500 is prepared on a modified cash basis.
                                                        1997         1996
 Net assets available for benefits                  $ 1,546,675  $ 1,268,144

 Less - Receivables for participant contributions         6,413        2,384

 Net assets available for benefits - Form 5500      $ 1,540,262  $ 1,265,760

 NOTE 5 - TAX-EXEMPT STATUS OF THE PLAN

 The Internal Revenue Service has determined and informed the Company by a letter dated April 25, 1995, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator and Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

 NOTE 6 - NOTICE OF AVAILABILITY

 The complete annual report of the Wausau Papers of New Hampshire, Inc. Hourly Savings and Investment Plan is available upon request for a reasonable charge and is also available for examination at the plan administrator's office located in Mosinee, Wisconsin during normal business hours.

                        SUPPLEMENTAL SCHEDULES

                                WAUSAU PAPERS NEW HAMPSHIRE, INC.
                               HOURLY SAVINGS AND INVESTMENT PLAN
                                PLAN'S EIN #02-046-1629 PLAN #002

               SCHEDULE 1-ITEM 27A-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                        DECEMBER 31, 1997
  Identity of Issue, Borrower        Description of Investment Including Maturity Date,
   Lessor, or Similar Party          Rate of Interest, Collateral, Par or Maturity Value   Cost    Current Value
 Nationwide Life Insurance Company   Pooled separate account-Templeton Foreign Fund I      *         $ 63,667
 Nationwide Life Insurance Company   Pooled separate account-Fidelity Magellan Fund        *          212,303
 Wausau-Mosinee Paper Corporation    Common stock-Wausau-Mosinee Paper Corp Common
                                       Stock Fund                                          *           53,140
 Nationwide Life Insurance Company   Group annuity contract:  Nationwide Indexed Fixed
                                       Option 5.67%                                        466,377    466,377
 Nationwide Life Insurance Company   Pooled separate account-Neuberger & Berman Lim Mat
                                       Bond Trst                                           *            4,294
 Nationwide Life Insurance Company   Pooled separate account-Dreyfus A Bonds Plus          *              286
 Nationwide Life Insurance Company   Pooled separate account-Fidelity Puritan Fund         *          147,335
 Nationwide Life Insurance Company   Pooled separate account-Phoenix Balanced Fund         *           17,117
 Nationwide Life Insurance Company   Pooled separate account-Neuberger & Berman Guardian
                                       Trust                                               *          354,705
 Nationwide Life Insurance Company   Pooled separate account-Dreyfus S & P 500 Index Fund  *          354,705
 Nationwide Life Insurance Company   Pooled separate account-Janus Twenty Fund             *           53,971
 Nationwide Life Insurance Company   Pooled separate account-Janus Worldwide Fund          *           21,046
 Nationwide Life Insurance Company   Pooled separate account-NSAT Small Company Fund       *            1,929
 Nationwide Life Insurance Company   Pooled separate account-Warburg-Pincus Emerging
                                       Growth Fund                                         *            5,592
 Nationwide Life Insurance Company   Pooled separate account-Personal Portfolio 1          *           58,666
 Nationwide Life Insurance Company   Pooled separate account-Personal Portfolio 4          *           11,227
 Nationwide Life Insurance Company   Pooled separate account-Personal Portfolio 5          *           16,963
 Nationwide Life Insurance Company   Pooled separate account-Personal Portfolio 6          *            3,773
 Participant Loans                   Rate during year 6%-11%                               0           30,244

 * The mutual fund assets consist of pooled funds held by the custodian. The custodian has stated that they cannot provide information regarding the cost of the investments. There were no investment assets reportable as acquired and disposed of during the year.

                                See Independent Auditor's Report

                              WAUSAU PAPERS OF NEW HAMPSHIRE, INC.
                               HOURLY SAVINGS AND INVESTMENT PLAN
                                PLAN'S EIN #02-046-1629 PLAN #002

                  SCHEDULE 2-ITEM 27D-SCHEDULE OF REPORTABLE (5%) TRANSACTIONS
                                        DECEMBER 31, 1997
                                                                                           Expense
  Identity of                                             Purchase    Selling    Lease  Incurred With
Party Involved        Description of Asset                  Price      Price    Rental   Transaction
 Nationwide Life      Group annuity contract -
   Insurance Company    Nationwide Indexed Fixed Option  $ 456,561   $   N/A   $  N/A      $  N/A

 Nationwide Life      Pooled separate account -
   Insurance Company    Fidelity Puritan Fund              139,941       N/A      N/A         N/A

 Nationwide Life      Pooled separate account -
   Insurance Company    Neuberger & Berman Guardian        383,294       N/A      N/A         N/A
                        Trust

 Neuberger &          Registered investment company -
   Berman               Neuberger & Berman Guardian        N/A        448,035     N/A         N/A
   Management, Inc.     Fund

 Marshall & Ilsley    Common/collective trust -
   Corporation          Marshall & Ilsley Balanced Fund    N/A        208,434     N/A         N/A

 Employers Life       Group annunity - contract-
   Insurance            General Account                    N/A        555,349     N/A         N/A
   Company of Wausau

SCHEDULE 2-ITEM 27d-SCHEDULE OF REPORTABLE (5%) TRANSACTIONS
DECEMBER 31, 1997 - CONTINUED
                                                                     Current Value
                                                                      of Asset on
  Identity of                                               Cost      Transaction   Net Gain
 Party Involved       Description of Asset                of Asset        Date      or (Loss)
 Nationwide Life      Group annuity contract -
   Insurance Company    Nationwide Indexed Fixed Option   $456,561     $456,561      $ N/A

 Nationwide Life      Pooled separate account -
   Insurance Company    Fidelity Puritan Fund              N/A          139,941        N/A

 Nationwide Life      Pooled separate account -
   Insurance Company    Neuberger & Berman Guardian        N/A          383,294        N/A
                        Trust

 Neuberger &          Registered investment company -
   Berman               Neuberger & Berman Guardian
   Management, Inc.     Fund                               N/A          448,035        N/A

 Marshall & Ilsley    Common/collective trust -
   Corporation          Marshall & Ilsley Balanced Fund    N/A          208,434        N/A

 Employers Life       Group annuity - contract-
   Insurance Company    General Account
   of Wausau                                               555,349      555,349        N/A

                                See Independent Auditor's Report

                              SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                         WAUSAU PAPERS OF NEW HAMPSHIRE, INC.
                         HOURLY SAVINGS AND INVESTMENT PLAN




 DATE: June 29, 1998
                         LARRY A. BAKER
                         Larry A. Baker
                         Trustee

                             EXHIBIT INDEX
                                  TO
                               FORM 11-K
                                  OF
                 WAUSAU PAPERS OF NEW HAMPSHIRE, INC.
                  HOURLY SAVINGS AND INVESTMENT PLAN
                 FOR THE YEAR ENDED DECEMBER 31, 1997
             Pursuant to Section 102(d) of Regulation S-T
                        (17 C.F.R. <section>232.102(d))



 EXHIBIT 23 -  Consents of Experts and Counsel

               Consent of Independent Accountants